# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DarkIris Inc., CIK 0002058584
CUSIP: G2657S103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 6/F, Cheong Sun Tower, No. 118 Wing Lok Street, Sheung Wan, Hong Kong, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 02/14/2026
Filed by CIK 0002121347
Persons authorized to receive notices and communications: Hong Zhifang, 6/F, Cheong Sun Tower, No. 118 Wing Lok Street, Sheung Wan, Hong Kong, Hong Kong (K3), 000000, 852-66701632

## Reporting persons
- Hong Zhifang (CIK 0002121347): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 5,449,600; shared voting power 0; sole dispositive power 5,449,600; shared dispositive power 0; aggregate amount beneficially owned 5,449,600 (27.08% of the class)
  Comment: (1) Comprised of 0 Class A Ordinary Shares and 5,449,600 Class B Ordinary Shares owned by RongStar Holdings Ltd, an entity wholly owned by Hong Zhifang. Therefore, Hong Zhifang has the voting and dispositive control over the shares held by RongStar Holdings Ltd. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
  
  (2) Percentage of class is calculated based on 20,125,000 Ordinary Shares, consisting of 14,675,400 Class A Ordinary Shares and 5,449,600 Class B Ordinary Shares outstanding as of January 30, 2026, which information was provided by the Issuer to the Reporting Persons on January 30, 2026.
- RongStar Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 5,449,600; shared voting power 0; sole dispositive power 5,449,600; shared dispositive power 0; aggregate amount beneficially owned 5,449,600 (27.08% of the class)
  Comment: 1) RongStar Holdings Ltd is 100% owned by Hong Zhifang. Accordingly, Hong Zhifang has the sole voting and dispositive power over these shares. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.
  
  (2) Percentage of class is calculated based on 20,125,000 Ordinary Shares, consisting of 14,675,400 Class A Ordinary Shares and 5,449,600 Class B Ordinary Shares outstanding as of January 30, 2026, which information was provided by the Issuer to the Reporting Persons on January 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: DarkIris Inc.
Address of issuer's principal executive offices: 6/F, Cheong Sun Tower, No. 118 Wing Lok Street, Sheung Wan, Hong Kong, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing:
(1) Hong Zhifang

(2) RongStar Holdings Ltd
Residence or business address:
(1) 6/F, Cheong Sun Tower, No. 118 Wing Lok Street, Sheung Wan, Hong Kong

(2) Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands
Present principal occupation or employment:
(1) Hong Zhifang is the sole shareholder of RongStar Holdings Ltd, the chief executive officer, chairman of the board of directors and director of DarkIris Inc.

(2) RongStar Holdings Ltd's principal business is investment holding.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order
Citizenship:
(1) China

(2) British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person became the beneficial owner of 17,030 Class B Ordinary Shares of the Issuer on June 6, 2024, upon its incorporation. On June 10, 2025, the Issuer allotted and issued 5,432,570 Class B Ordinary Shares to the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information furnished in Item 3 is hereby incorporated into this Item 4 by reference.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses in items (7) through (12) of the Reporting Person Information and Additional Reporting Person Information of this Schedule 13D are hereby incorporated into this Item 5 by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses in items (7) through (12) of the Reporting Person Information and Additional Reporting Person Information of this Schedule 13D are hereby incorporated into this Item 5 by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transaction in the Ordinary Shares of the Issuer during the past 60 days, except as otherwise disclosed in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Persons as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the initial public offering of the Issuer, the Reporting Persons entered into a lock-up agreement (the "Lock-up Agreement"), pursuant to which the Reporting Persons agreed that, with respect to an aggregate of 5,449,600 Class B Ordinary Shares held by the Reporting Persons, not to transfer any of such shares for a period of six months after the closing of the initial public offering.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Persons and any other person with respect to any securities of the Issuer.

## Signatures
- Hong Zhifang: /s/ Hong Zhifang, Hong Zhifang (04/03/2026)
- RongStar Holdings Ltd: /s/ Hong Zhifang, Hong Zhifang/ Director (04/03/2026)